Exhibit 99.1

Announcement Tuesday, 17 February 2026	Woodside Energy Group Ltd. ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com ASX: WDS NYSE: WDS

WOODSIDE RELEASES ANNUAL RESERVES STATEMENT

Woodside today announced that at year end 2025 it had remaining proved (1P) reserves of 1,882.1 MMboe, remaining proved plus probable (2P) reserves of 2,999.5 MMboe, and remaining 2C contingent resources of 5,795.7 MMboe.1

Excluding divestments and production, proved reserves increased by 134.1 MMboe, and proved plus probable reserves increased by 141.0 MMboe, reflecting another year of strong performance from the portfolio.

Woodside Acting CEO Liz Westcott said the reserves update demonstrated the quality of the portfolio and ongoing efforts to maximise the value of the existing assets.

“Our 2025 reserves statement demonstrates the strength and resilience of our portfolio. The additions to proved and probable reserves reflect disciplined investment decisions and technical excellence across our global operations.

“These results combined with our final investment decision on Louisiana LNG underpin our ability to deliver sustained cash flow and long-term value for shareholders while progressing projects that meet growing energy demand.”

At 31 December 2025, Woodside’s remaining proved reserves were 1,882.1 MMboe, compared with 1,975.7 MMboe at 31 December 2024. Proved plus probable reserves remaining were 2,999.5 MMboe, compared with 3,092.2 MMboe at 31 December 2024. 2C contingent resources remaining were 5,795.7 MMboe, compared with 5,869.7 MMboe at 31 December 2024.1

Reservoir performance and technical updates across assets in Australia, Senegal and the United States resulted in proved reserves increases of 104.0 MMboe and proved plus probable reserves increases of 86.0 MMboe. Prominent drivers included technical updates at Pluto following production performance that exceeded expectations, and continued strong performance at Sangomar including booking of reserves associated with water injection for the S400 reservoirs. These updates reflect ongoing reservoir surveillance and strong operational performance across Woodside’s core producing assets.

Sanctioning of projects resulted in proved reserves increase of 30.1 MMboe and proved plus probable increase of 55.0 MMboe. This included final investment decisions on Greater Western Flank 4 (North West Shelf), Turrum Phase 3 (Bass Strait) and Atlantis major facilities expansion and demonstrated Woodside’s commitment to advancing high-value developments that support long-term production.

Woodside has a proved reserves life of 8.9 years and a proved plus probable reserves life of 14.2 years at 2025 production levels.

A copy of Woodside’s Reserves and Resources Statement is included in this announcement.

[1]

Proved reserves for 2025 include 170.3 MMboe of fuel; proved plus probable reserves for 2025 include 267.9 MMboe of fuel; 2C contingent resources for 2025 include 359.8 MMboe of fuel (Woodside share). Proved reserves for 2024 include 178.2 MMboe of fuel; proved plus probable reserves for 2024 include 273.4 MMboe of fuel; 2C contingent resources for 2024 include 360.3 MMboe of fuel (Woodside share).

INVESTORS	MEDIA

Vanessa Martin	Christine Abbott

M: +61 477 397 961	M: +61 484 112 469

E: investor@woodside.com	E: christine.abbott@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Forward-looking statements

This announcement contains forward-looking statements. These statements may relate to Woodside’s business, goals, targets, aspirations, plans, expectations, market conditions, results of operations and financial condition, including, but not limited to, statements regarding the timing, completion and outcome of transactions, construction costs and capital expenditures, supply and demand for Woodside’s products, development, completion and execution of Woodside’s projects, the expected benefits, cash flows and rates of return or other future results of investments, strategies and transactions, the payment of future dividends and amounts thereof, future results of projects, operating activities and new energy products, expectations and plans for renewables production capacity and investments in, and development of renewables projects, expectations and guidance with respect to production, production costs and other costs, capital expenditure, abandonment expenditure, exploration expenditure and gas hub exposure, trends in commodity prices and currency exchange rates, adoption and implementation of new technologies and expectations regarding the achievement of Woodside’s Scope 1 and 2 greenhouse gas emissions targets and Scope 3 investment and emissions abatement targets (in each case on a net equity or gross equity basis as specified) and other climate and sustainability goals. All forward-looking statements contained in this announcement reflect Woodside’s views held as at the date of this announcement. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘aim’, anticipate’, ‘aspire’, ‘believe’, ‘enable’, ‘estimate’, ‘expect’, ‘forecast’, ‘foresee’, ‘guidance’, ’intend’, ‘likely’, ‘may’, ‘objective’, ‘outlook’, ‘pathway’, ‘plan’, ‘position’, ‘potential’, ‘project’, ‘schedule’, ‘seek’, ‘should’, ‘strategy’, ‘strive’, ‘target’, ‘will’ and other similar words or expressions.

Forward-looking statements in this announcement are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of future expectations that are based on management’s current expectations. Those statements and any assumptions on which they are based are only opinions, are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives.

Details of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and Woodside’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this announcement.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements.

All information included in this announcement, including any forward-looking statements, speak only as of the date of this announcement and, except as required by law or regulation, Woodside does not undertake to update or revise any information or forward-looking statements contained in this announcement, whether as a result of new information, future events, or otherwise.

Notes relating to reserves and resources

Woodside is an Australian company with securities listed on the Australian Securities Exchange, and the New York Stock Exchange. Woodside reports its proved reserves in accordance with the regulations of the United States Securities and Exchange Commission (SEC), which are also compliant with SPE-PRMS guidelines, and prepares and reports its proved plus probable reserves and 2C contingent resources in accordance with SPE-PRMS guidelines. Woodside reports all petroleum resource estimates using definitions consistent with SPE-PRMS.

Further notes relating to the disclosure of reserves and resources information in this document are included under the heading “Notes to the Reserves and Resources Statement” in the accompanying Reserves and Resources Statement.

Disclosure of reserve information and cautionary note to US investors

The SEC prohibits oil and gas companies, in their filings with the SEC, from disclosing estimates of oil or gas resources other than ‘reserves’ (as that term is defined by the SEC). In this announcement, and the accompanying Reserves and Resources Statement, Woodside includes estimates of quantities of oil and gas using certain terms, such as ‘proved plus probable (2P) reserves,’ ‘best estimate (2C) contingent resources,’ ‘reserves and contingent resources,’ ‘proved plus probable,’ ‘developed and undeveloped,’ ‘probable developed,’ ‘probable undeveloped,’ ‘contingent resources’ or other descriptions of volumes of reserves, which terms include quantities of oil and gas that may not meet the SEC’s definitions of proved, probable and possible reserves, and which the SEC’s guidelines strictly prohibit Woodside from including in filings with the SEC. These estimates are by their nature more speculative than estimates of proved reserves and would require substantial capital spending over a significant number of years to implement recovery, and accordingly are subject to substantially greater risk of being recovered by Woodside. In addition, actual locations drilled and quantities that may be ultimately recovered from Woodside’s properties may differ substantially. Woodside has made no commitment to drill, and likely will not drill, all drilling locations that have been attributable to these quantities.

The Reserves Statement presenting Woodside’s proved oil and gas reserves in accordance with the regulations of the SEC will be filed with the SEC as part of Woodside’s annual report on Form 20-F. U.S. investors are urged to consider closely the disclosures in Woodside’s filings with the SEC, which are available at www.sec.gov.

Reserves and Resources Statement

Woodside produced a total of 211.4 MMboe in 2025, including 197.7 MMboe produced for sale and 13.7 MMboe of production consumed as fuel in operations.1 At 31 December 2025, Woodside’s remaining proved (1P) reserves were 1,882.1 MMboe, remaining proved plus probable (2P) reserves were 2,999.5 MMboe, and remaining 2C contingent resources were 5,795.7 MMboe (Table 1).

As a result of the divestment of the Greater Angostura assets in Trinidad and Tobago,2 Woodside’s proved developed reserves decreased by 16.3 MMboe, proved plus probable developed reserves decreased by 22.3 MMboe, and 2C contingent resources decreased by 19.6 MMboe (shown as acquisitions and divestments in Tables 2, 3 and 7).

In 2025, excluding divestments and production, Woodside’s proved reserves increased by 134.1 MMboe, proved plus probable reserves increased by 141.0 MMboe, and 2C contingent resources decreased by 54.4 MMboe (shown as revisions of previous estimates, improved recovery, transfer to/from reserves, and extensions and discoveries in Tables 2 and 3). Key drivers for these changes included:

•

production driven technical updates at Greater Pluto in Australia contributed to proved and proved plus probable reserves increases of 25.6 MMboe and 31.7 MMboe, respectively (included as revisions of previous estimates in Table 2)

•

field performance, technical updates and the final investment decision on Greater Western Flank 4 (GWF4) at North West Shelf in Australia contributed to proved and proved plus probable reserves increases of 34.6 MMboe and 32.1 MMboe, respectively.[3] Of these changes, the final investment decision on GWF4 resulted in proved and proved plus probable reserves increases of 16.4 MMboe and 31.1 MMboe, respectively (included as extensions and discoveries, and transfer to/from reserves in Table 2)

•

field performance, technical updates and the final investment decision on Turrum Phase 3 at Bass Strait in Australia resulted in proved and proved plus probable reserves increases of 17.4 MMboe and 16.7 MMboe, respectively (included as revisions of previous estimates, extensions and discoveries, and transfer to/from reserves in Table 2)

•	field performance and technical updates at several Exmouth fields in Australia contributed to proved and proved plus probable reserves increases of 12.2 MMboe and 13.0 MMboe, respectively

•

field performance and technical updates at Sangomar in Senegal contributed to proved and proved plus probable reserves increases of 27.9 MMboe and 21.6 MMboe, respectively. Of these changes, reservoir performance supported the booking of water injection volumes in the S400 reservoirs at Sangomar, resulting in proved reserves increases of 7.7 MMboe and proved plus probable reserves increases of 17.1 MMboe (included as improved recovery in Table 2)

•

final investment decision on a water injection expansion project at Atlantis in the United States resulted in proved and proved plus probable reserves increases of 7.6 MMboe and 12.1 MMboe, respectively (included as improved recovery in Table 2). In addition, field performance and technical updates across several Gulf of America fields in the United States contributed to additional proved and proved plus probable reserves increases of 9.1 MMboe and 14.6 MMboe, respectively

•

69.5 MMboe of 2C contingent resources were transferred to proved plus probable reserves primarily due to the final investment decision on development opportunities in the United States and Australia, and booking of Sangomar S400 water injection volumes. In addition, technical updates and development plan changes in the United States, Australia and Senegal resulted in a 2C contingent resources increase of 15.1 MMboe.

Unless stated otherwise, the following apply to this Reserves and Resources Statement:4 The effective date for reserves and resources estimates is 31 December 2025. Proved reserves are calculated using SEC-compliant economic assumptions and pricing. Production is reported for the period from 1 January 2025 to 31 December 2025. Reserves, resources and production stated are Woodside’s net share and inclusive of fuel consumed in operations. On 19 December 2024 Woodside issued an announcement entitled “Woodside Simplifies Portfolio and Unlocks Long-Term Value”, describing an asset swap with Chevron. This Reserves and Resources Statement has not been adjusted to account for the impact of the asset swap with Chevron, as the transaction has not yet closed and remains subject to conditions precedent.3 The transaction would, if completed, result in changes to Woodside’s interests in the North West Shelf Project Area and Julimar-Brunello disclosed in this statement. All numbers are internal estimates produced by Woodside. Estimates of reserves and contingent resources should be regarded only as estimates that may change over time as additional information and production history becomes available.

Table 1: Woodside’s reserves5,6,7,8 and contingent resources9 overview

(net Woodside share, as at 31 December 2025)

	Natural gas[10] Bcf[13]	NGLs[11] MMbbl[14]	Oil & condensate MMbbl	Total[12] MMboe[15]	Fuel included in total MMboe
Proved[16] developed[17] and undeveloped[18]	7,637.1	18.0	524.3	1,882.1	170.3
Proved developed	1,740.7	15.3	322.9	643.6	52.3
Proved undeveloped	5,896.4	2.7	201.4	1,238.5	118.0
Proved plus probable[19] developed and undeveloped	12,147.7	34.4	833.9	2,999.5	267.9
Proved plus probable developed	2,864.2	27.8	506.8	1,037.1	83.0
Proved plus probable undeveloped	9,283.5	6.6	327.1	1,962.4	184.9
Contingent resources[20]	27,539.5	73.4	890.8	5,795.7	359.8

Small differences are due to rounding

Methodology

Reserves and contingent resources estimates have not been adjusted for risk. Proved reserves are estimated and reported on a net interest basis, excluding royalties owned by others, in accordance with the United States Securities and Exchange Commission (SEC) regulations, and have been determined in accordance with SEC Rule 4-10(a) of Regulation S-X. As defined by the SEC, proved reserves are those quantities of crude oil, condensate, natural gas, and natural gas liquids that, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs and under existing economic conditions, operating methods, operating contracts, and government regulations. Unless evidence indicates that renewal of existing operating contracts is reasonably certain, estimates of economically producible reserves reflect only the period before the contracts expire. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence within a reasonable time.

Proved reserves are estimated by reference to available well and reservoir information, including but not limited to well logs, well test data, core data, production and pressure data, geologic data, seismic data and, in some cases, similar data from analogous, producing reservoirs. A wide range of engineering and geoscience methods, including performance analysis, numerical simulation, well analogues and geologic studies, have been used to develop high confidence in estimated quantities.

Proved plus probable reserves and 2C contingent resources are estimated in accordance with the 2018 Society of Petroleum Engineers Petroleum Resources Management System (SPE-PRMS) guidelines. SPE-PRMS guidelines allow (amongst other things) escalations to prices and costs and, as such, volume estimates in accordance with those guidelines would be on a different basis than volumes estimated as prescribed by the SEC. Proved plus probable reserves and 2C contingent resources estimates are inherently more uncertain than proved reserves estimates.

Governance and assurance

Woodside has several processes designed to provide assurance for reserves and contingent resources reporting, including its Reserves and Resources Policy and Standards, reserves and resources estimation guidance, annual staff training, and minimum experience levels. The Woodside Reserves and Resources Policy requires external assessments of all projects or fields with material reserves at least once every four years. In addition, Woodside has a dedicated and independent Corporate Reserves Team (CRT) that provides oversight and assurance of the reserves and resources assessments and reporting processes. Reserves and resources are estimated by staff in teams directly responsible for development and production activities. These individuals are trained in the fundamentals of reserves reporting and are approved by the CRT on an annual basis. Reserves estimates are reviewed annually by the CRT to ensure technical quality, adherence to Woodside’s Reserves and Resources Policy and Standards and compliance with SEC and SPE-PRMS reporting requirements (as applicable). All reserves and resources are reviewed and approved by Woodside’s Qualified Petroleum Reserves and Resources Evaluator and approved by senior management and Woodside’s Board prior to public reporting.

Qualified petroleum reserves and resources evaluator statement

The estimates of petroleum reserves and contingent resources are based on and fairly represent information and supporting documentation prepared by, or under the supervision of Mr Benjamin Ziker, Woodside’s Vice President Reserves and Subsurface, who is a full-time employee of the company and a member of the Society of Petroleum Engineers. The Reserves and Resources Statement as a whole has been approved by Mr Ziker. Mr Ziker’s qualifications include a Bachelor of Science (Chemical Engineering) from Rice University (Houston, Texas, USA), and 27 years of relevant experience.

Table 2: Proved and proved plus probable developed and undeveloped reserves reconciliation (net Woodside share, as at 31 December 2025)

	Natural gas Bcf		NGLs MMbbl		Oil & condensate MMbbl		Total MMboe
	Proved	Proved plus probable	Proved	Proved plus probable	Proved	Proved plus probable	Proved	Proved plus probable
Reserves as at 31 December 2024	8,049.9	12,589.4	18.9	33.9	544.6	849.7	1,975.7	3,092.2

Acquisitions and divestments[21]	-91.9	-122.3	0.0	0.0	-0.2	-0.9	-16.3	-22.3
Revisions of previous estimates[22]	315.1	243.9	2.6	1.9	39.5	26.8	97.3	71.5
Improved recovery[23]	3.7	5.9	0.5	0.8	14.3	27.4	15.4	29.2
Transfer to/from reserves[24]	13.4	31.0	0.7	1.1	0.7	2.7	3.8	9.2
Extensions and discoveries[25]	75.6	128.4	1.1	2.5	3.4	6.1	17.7	31.1
Production[1]	-728.6	-728.6	-5.7	-5.7	-77.8	-77.8	-211.4	-211.4

Reserves as at 31 December 2025[26]	7,637.1	12,147.7	18.0	34.4	524.3	833.9	1,882.1	2,999.5

Fuel included in reserves as at 31 December 2025	966.0	1,521.2	0.8	1.1	0.0	0.0	170.3	267.9

Small differences are due to rounding

Table 3: 2C contingent resources reconciliation (net Woodside share, as at 31 December 2025)

	Natural gas Bcf	NGLs MMbbl	Oil & condensate MMbbl	Total MMboe
Contingent resources as at 31 December 2024	27,688.8	80.6	931.4	5,869.7

Acquisitions and divestments	-91.5	0.0	-3.6	-19.6
Revisions of previous estimates	107.4	-2.8	-0.9	15.1
Transfer to/from reserves	-165.3	-4.4	-36.1	-69.5
Extensions and discoveries	0.0	0.0	0.0	0.0

Contingent resources as at 31 December 2025[20]	27,539.5	73.4	890.8	5,795.7

Small differences are due to rounding

Table 4: Proved developed and undeveloped reserves (net Woodside share, as at 31 December 2025)

Country	Assets	Natural gas Bcf			NGLs MMbbl			Oil & condensate MMbbl			Total MMboe
		Developed	Undeveloped	Total	Developed	Undeveloped	Total	Developed	Undeveloped	Total	Developed	Undeveloped	Total
Australia	Greater Pluto[27]	411.2	65.8	477.0	0.0	0.0	0.0	4.8	0.7	5.6	77.0	12.3	89.3
	Bass Strait	274.0	22.1	296.2	8.5	0.7	9.3	5.9	0.7	6.6	62.5	5.3	67.8
	North West Shelf[28]	567.5	80.4	647.9	2.7	0.9	3.5	21.0	3.9	24.9	123.2	18.9	142.1
	Exmouth[29]	388.9	45.5	434.4	0.0	0.0	0.0	19.2	0.9	20.1	87.5	8.8	96.3
	Scarborough[30]	0.0	5,494.7	5,494.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	964.0	964.0

USA	Shenzi, Mad Dog and Atlantis fields	72.7	11.3	84.0	4.1	1.1	5.1	181.6	31.4	213.0	198.4	34.4	232.9

Other	International[31]	26.4	176.5	202.9	0.0	0.0	0.0	90.4	163.8	254.2	95.0	194.8	289.8

Total	Reserves	1,740.7	5,896.4	7,637.1	15.3	2.7	18.0	322.9	201.4	524.3	643.6	1,238.5	1,882.1

Fuel included in reserves as at 31 December 2025		293.8	672.1	966.0	0.8	0.0	0.8	0.0	0.0	0.0	52.3	118.0	170.3

Small differences are due to rounding

Table 5: Proved plus probable developed and undeveloped reserves

(net Woodside share, as at 31 December 2025)

Country	Assets	Natural gas Bcf			NGLs MMbbl			Oil & condensate MMbbl			Total MMboe
		Developed	Undeveloped	Total	Developed	Undeveloped	Total	Developed	Undeveloped	Total	Developed	Undeveloped	Total
Australia	Greater Pluto	965.3	168.6	1,133.9	0.4	0.2	0.6	11.1	1.9	12.9	180.8	31.7	212.4
	Bass Strait	377.4	46.4	423.9	15.9	2.1	18.0	8.0	1.5	9.5	90.1	11.8	101.8
	North West Shelf	811.4	138.8	950.1	4.0	2.0	6.0	26.8	8.7	35.5	173.1	35.0	208.1
	Exmouth	533.0	208.5	741.5	0.0	0.0	0.0	25.9	3.6	29.5	119.4	40.2	159.6
	Scarborough	0.0	8,584.6	8,584.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1,506.1	1,506.1

USA	Shenzi, Mad Dog and Atlantis fields	120.3	17.5	137.7	7.6	2.2	9.8	287.1	45.1	332.3	315.8	50.4	366.2

Other	International	56.9	119.1	176.0	0.0	0.0	0.0	148.0	266.3	414.3	157.9	287.2	445.2

Total	Reserves	2,864.2	9,283.5	12,147.7	27.8	6.6	34.4	506.8	327.1	833.9	1,037.1	1,962.4	2,999.5

Fuel included in reserves as at 31 December 2025		467.8	1,053.4	1,521.2	1.0	0.1	1.1	0.0	0.0	0.0	83.0	184.9	267.9

Small differences are due to rounding

Table 6: 2C contingent resources summary by region (net Woodside share, as at 31 December 2025)

Country	Assets	Natural gas Bcf	NGLs MMbbl	Oil & condensate MMbbl	Total MMboe
Australia	Greater Pluto	1,284.0	0.0	22.8	248.0
	Bass Strait	510.2	28.2	49.7	167.3
	North West Shelf	455.9	4.5	29.6	114.1
	Exmouth	668.7	0.0	37.0	154.3
	Scarborough	1,600.1	0.0	0.0	280.7
	Browse[32]	4,403.3	8.3	117.5	898.3

Greater Sunrise Special Regime Area	Sunrise[33]	1,778.0	0.0	75.6	387.5

USA	Shenzi, Mad Dog and Atlantis fields	220.8	32.4	276.8	348.0

Canada	Liard[20]	14,225.7	0.0	0.0	2,495.7

Other	International	2,392.9	0.0	282.0	701.8

Total	Resources	27,539.5	73.4	890.8	5,795.7

Small differences are due to rounding

Undeveloped reserves

At 31 December 2025, Woodside’s remaining proved undeveloped reserves were 1,238.5 MMboe, representing a decrease of 30.4 MMboe from the 1,268.9 MMboe as at 31 December 2024 (Table 7). Remaining proved plus probable undeveloped reserves were 1,962.4 MMboe, a decrease of 2.3 MMboe from 1,964.7 MMboe as at 31 December 2024.

In 2025, 67.2 MMboe of proved undeveloped reserves were transferred to proved developed reserves with the start-up of development wells at Greater Pluto (47.3 MMboe), Bass Strait (4.1 MMboe), North West Shelf (1.2 MMboe), and Mad Dog and Atlantis (14.6 MMboe). Likewise, 53.1 MMboe of proved plus probable undeveloped reserves were transferred to proved plus probable developed reserves with start-up of development wells at Greater Pluto (30.2 MMboe), Bass Strait (1.1 MMboe), North West Shelf (3.0 MMboe), and Mad Dog and Atlantis (18.8 MMboe).

Technical updates, performance based revisions and development plan changes across the portfolio resulted in revisions of previous estimates, contributing to a 6.7 MMboe increase in proved undeveloped reserves and a 4.2 MMboe decrease in proved plus probable undeveloped reserves.

The final investment decision on Greater Western Flank 4 (North West Shelf) and Turrum Phase 3 (Bass Strait) in Australia resulted in proved and proved plus probable undeveloped reserves increases of 22.5 MMboe and 42.9 MMboe, respectively (included as transfer to/from reserves, and extensions and discoveries in Tables 2 and 7). In addition, the final investment decision on a water injection expansion project in the Atlantis field resulted in improved recovery additions to proved and proved plus probable undeveloped reserves of 7.6 MMboe and 12.1 MMboe, respectively.

Only undeveloped reserves in Julimar-Brunello and Greater Pluto have remained undeveloped for longer than five years from the dates they were initially reported and are expected to be developed in a phased manner to meet long-term contractual commitments. Both projects are being progressed, demonstrating an intent to proceed with development3.

As of 31 December 2025, approximately 88 percent of Woodside’s proved undeveloped reserves are scheduled to be developed within five years of initial disclosure. The remaining proved undeveloped reserves (approximately 12 percent) are associated with large and complex capital investment projects, which are scheduled to be developed beyond five years from initial disclosure primarily due to facility ullage constraints and scheduled offshore drilling campaigns. Woodside is committed to these projects and continues to actively progress the development of these volumes.

Table 7: Proved undeveloped reserves reconciliation (net Woodside share, as at 31 December 2025)

Total MMboe
Proved undeveloped reserves as at 31 December 2024	1,268.9

Acquisitions and divestments	0.0
Transfers to proved developed reserves	-67.2
Revisions of previous estimates	6.7
Performance, technical studies, and other	6.7
Price	0.0
Improved recovery	7.6
Transfer to/from reserves	4.8
Extensions and discoveries	17.7

Proved undeveloped reserves as at 31 December 2025	1,238.5

Small differences are due to rounding

In 2025, Woodside incurred approximately US$3.2 billion progressing the transfer of undeveloped reserves to developed reserves. These expenditures were primarily associated with field development activities at Scarborough and Trion, with additional capital associated with field developments that achieved, or are expected to achieve, development status upon completion.

Additional information for US investors

The SEC prohibits oil and gas companies, in their filings with the SEC, from disclosing estimates of oil or gas resources other than ‘reserves’ (as that term is defined by the SEC). In this Reserves and Resources Statement, Woodside includes estimates of quantities of oil and gas using certain terms, such as ‘proved plus probable (2P) reserves,’ ‘best estimate (2C) contingent resources,’ ‘reserves and contingent resources,’ ‘proved plus probable,’ ‘developed and undeveloped,’ ‘probable developed,’ ‘probable undeveloped,’ ‘contingent resources’ or other descriptions of volumes of reserves, which include quantities of oil and gas that may not meet the SEC’s definitions of proved, probable and possible reserves, and which the SEC’s guidelines strictly prohibit Woodside from including in filings with the SEC. These estimates are by their nature more speculative than estimates of proved reserves and would require substantial capital spending over a significant number of years to implement recovery, and accordingly are subject to substantially greater risk of being recovered by Woodside. In addition, actual locations drilled and quantities that may be ultimately recovered from Woodside’s properties may differ substantially. Woodside has made no commitment to drill, and likely will not drill, all drilling locations that have been attributable to these quantities. U.S. investors are urged to consider closely the disclosures in Woodside’s filings with the SEC, which are available at www.sec.gov.

Notes to the reserves and resources statement

1.

‘Production’ is the volume of natural gas, natural gas liquids (NGLs), condensate and oil produced during the period from1 January 2025 to 31 December 2025 and converted to ‘MMboe’ for the specific purpose of reserves reconciliation. The production volume figures in this Reserves and Resources Statement differ from the production volume figures reported elsewhere in Woodside’s reports because the production volumes reported in this Reserves and Resources Statement include all fuel consumed in operations but exclude 1.2 MMboe of volumes from feed gas purchased from Pluto non-operating participants and processed via the Pluto-KGP Interconnector. Other small differences are due to rounding.

2.	Refer to the announcement on 28 March 2025 entitled “Woodside to Divest Greater Angostura Assets to Perenco”.

3.

In this Reserves and Resources Statement, Woodside’s interests, including those in the North West Shelf Project Area and Julimar-Brunello, represent interests at the end of this reporting period. On 19 December 2024 Woodside issued an announcement entitled “Woodside Simplifies Portfolio and Unlocks Long-Term Value”, describing an asset swap with Chevron. The transaction would, if completed, result in changes to Woodside’s interests in the North West Shelf Project Area and Julimar-Brunello. Completion of the transaction is subject to customary conditions precedent, including Australian Competition and Consumer Commission and Foreign Investment Review Board clearances and other applicable State and Federal and regulatory approvals, relevant third-party consents and pre-emption rights of the continuing joint venture participants. The transaction is also subject to the completion of Julimar Phase 3 Project execution and handover which is expected in 2026, and the completion of certain ongoing abandonment activities.

4.

Woodside is an Australian company listed on the Australian Securities Exchange and the New York Stock Exchange. Woodside reports its proved reserves in accordance with SEC regulations, which are also compliant with SPE-PRMS guidelines, and prepares and reports its proved plus probable reserves and 2C contingent resources in accordance with SPE-PRMS guidelines. Woodside reports all petroleum resources estimates using definitions consistent with SPE-PRMS.

5.

For offshore oil projects, the reference point is defined as the outlet of the floating production storage and offloading facility (FPSO) or platform, while for the onshore gas projects the reference point is defined as the outlet of the downstream (onshore) gas processing facility.

6.

‘Reserves’ are estimated quantities of petroleum that have been demonstrated to be producible from known accumulations in which the company has a material interest from a given date forward, at commercial rates, under presently anticipated production methods, operating conditions, prices, and costs. Woodside reports reserves inclusive of all fuel consumed in operations. Proved reserves are estimated and reported in accordance with SEC regulations which are also compliant with SPE-PRMS guidelines. SEC-compliant proved reserves estimates use a more restrictive, rules-based approach and are generally lower than estimates prepared solely in accordance with SPE-PRMS guidelines due to, among other things, the requirement to use commodity prices based on the average of first of month prices during the 12-month period in the reporting company’s fiscal year. Proved plus probable reserves are estimated and reported in accordance with SPE-PRMS guidelines and are not compliant with SEC regulations.

7.

Assessment of the economic value in support of an SPE-PRMS reserves and resources classification, uses Woodside Portfolio Economic Assumptions (Woodside PEAs). The Woodside PEAs are reviewed on an annual basis, or more often if required. The review is based on historical data and forecast estimates for economic variables such as product prices and exchange rates. The Woodside PEAs are approved by the Woodside Board. Specific contractual arrangements for individual projects are also taken into account.

8.

Woodside uses both deterministic and probabilistic methods for the estimation of reserves and contingent resources at the field and project levels. All proved reserves estimates have been estimated using deterministic methods and reported on a net interest basis in accordance with the SEC regulations and have been determined in accordance with SEC Rule 4-10(a) of Regulation S-X. Unless otherwise stated, all petroleum estimates reported at the company or region level are aggregated by arithmetic summation by category. The aggregated proved reserves may be a conservative estimate due to the portfolio effects of arithmetic summation.

9.

‘Contingent resources’ are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations, but the applied project(s) are not yet considered mature enough for commercial development due to one or more contingencies. Contingent resources are estimated and reported in accordance with SPE-PRMS guidelines and may include, for example, projects for which there are currently no viable markets, or where commercial recovery is dependent on technology under development, or where evaluation of the accumulation is insufficient to clearly assess commerciality. Woodside reports contingent resources inclusive of all fuel consumed in operations. Contingent resources are different from, and should not be construed as, reserves. Contingent resources estimates may not always mature to reserves and do not necessarily represent future reserves bookings. Contingent resources volumes are reported at the ‘Best Estimate’ (P50) confidence level. 2C contingent resources are not compliant with SEC regulations. The SEC prohibits disclosure of oil and gas resources, including contingent resources, in SEC filings. However, Australian securities regulatory authorities allow disclosure of oil and gas resources, including contingent resources.

10.

‘Natural gas’ is defined as the gas product associated with liquefied natural gas (LNG) and pipeline gas. Liquid volumes of crude oil, condensate and natural gas liquids (NGLs) are reported separately.

11.	‘Natural gas liquids’ or ‘NGLs’ is defined as the product associated with liquefied petroleum gas (LPG) and consists of propane, butane, and ethane – individually or as a mixture.

12.	‘Total’ includes fuel consumed in operations.

13.	‘Bcf’ means billions (109) of cubic feet of gas at standard oilfield conditions of 14.696 psi (101.325 kPa) and 60 degrees Fahrenheit (15.56 degrees Celsius).

14.	‘MMbbl’ means millions (106) of barrels of NGLs, oil and condensate at standard oilfield conditions of 14.696 psi (101.325 kPa) and 60 degrees Fahrenheit (15.56 degrees Celsius).

15.

‘MMboe’ means millions (106) of barrels of oil equivalent. Natural Gas volumes are converted to oil equivalent volumes via a constant conversion factor, which for Woodside is 5.7 Bcf of dry gas per 1 MMboe. Volumes of NGLs, oil and condensate are converted from MMbbl to MMboe on a 1:1 ratio.

16.

‘Proved reserves’ are those quantities of crude oil, condensate, natural gas and NGLs that, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs and under existing economic conditions, operating methods, operating contracts, and government regulations. Proved reserves are estimated and reported on a net interest basis in accordance with the SEC regulations and have been determined in accordance with SEC Rule 4-10(a) of Regulation S-X.

17.

‘Developed reserves’ are those reserves that are producible through currently existing completions and installed facilities for treatment, compression, transportation and delivery, using existing operating methods and standards.

18.	‘Undeveloped reserves’ are those reserves for which wells and facilities have not been installed or executed but are expected to be recovered through future significant investments.

19.

‘Probable reserves’ are those reserves which analysis of geological and engineering data suggests are more likely than not to be recoverable. Proved plus probable reserves represent the best estimate of recoverable quantities. Where probabilistic methods are used, there is at least a 50% probability that the actual quantities recovered will equal or exceed the sum of estimated proved plus probable reserves. Proved plus probable reserves are estimated and reported in accordance with SPE-PRMS guidelines and are not compliant with SEC regulations.

20.	‘Liard’ comprises of all unconventional contingent resources in the Liard Basin.

21.

‘Acquisitions and divestments’ are revisions that represent changes (either upward or downward) in previous estimates of reserves or contingent resources, which result from either purchase or sale of interests and/or execution of contracts conveying entitlement.

22.

‘Revisions of previous estimates’ are changes (either upward or downward) in previous estimates of reserves or contingent resources, resulting from new information normally obtained from development drilling and production history, or resulting from a change in economic factors.

23.

‘Improved recovery’ refers to the incremental petroleum volumes obtained beyond primary recovery mechanisms, typically through methods such as water flooding, secondary, or tertiary recovery processes.

24.

‘Transfer to/from reserves’ are revisions that represent changes (either upward or downward) in previous estimates of reserves or contingent resources, which are a result of re-classification of petroleum resources estimates (i.e. from reserves to contingent resources or vice versa) associated with one or more project(s).

25.

‘Extensions and discoveries’ represent additions to reserves or contingent resources that result from increased areal extensions of previously discovered fields demonstrated to exist subsequent to the original discovery and/or discovery of reserves or contingent resources in new fields or new reservoirs in old fields.

26.

Proved reserves at 31 December 2025 are estimated and reported in accordance with SEC regulations. Proved plus probable reserves and contingent resources at 31 December 2025 are estimated and reported in accordance with SPE-PRMS guidelines.

27.	‘Greater Pluto’ consists of the Pluto, Xena, Pyxis, Larsen, Martell, Martin, Noblige, and Remy fields.

28.

‘North West Shelf’ consists of all oil and gas fields within the North West Shelf Project Area. In this Reserves and Resources Statement, North West Shelf estimates include the incremental reserves as a result of the Greater Western Flank 4 project approval.

29.	‘Exmouth’ consists of the Pyrenees, Macedon, Julimar-Brunello, and Ngujima-Yin fields.

30.

‘Scarborough’ consists of Scarborough, Thebe, and Jupiter fields. Development activities are underway. In this Reserves and Resources Statement, Scarborough estimates are based on a 74.9% interest in the Scarborough Joint Venture, and 100% interest in Thebe and Jupiter.

31.	‘International’ consists of the Calypso, Trion, and Sangomar fields.

32.	‘Browse’ consists of the Brecknock, Calliance, and Torosa fields.

33.	‘Sunrise’ consists of the Sunrise and Troubadour fields.